                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                                 GO VIDEO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   380198101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Ralph Weil, 2 Crosfield Avenue, West Nyack, New York 10994 (914) 358-8143
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 1, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule: 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 pages

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    R. WEIL & ASSOCIATES, L.P.
    22-2825068


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           342,600 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          175,700 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    342,600 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    175,700 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    342,600 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPLETON ASSOCIATES L.P.
    22-2824527
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           153,700 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          364,600 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    153,700 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    364,600 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    153,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RALPH WEIL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           501,300 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          17,000 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    501,300 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    17,000 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    501,300 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                                                               Page 5 of 9 Pages


Item 1            Security and Issuer

                           The class of equity securities to which this
                  statement relates is common stock, $.001 par value ("Common Stock) of Go Video, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 14455 North Hayden Road, Suite 219, Scottsdale, Arizona 85260.

Item 2            Identity and Background

                           This Statement on Schedule 13D is filed by R. Weil
                  & Associates L.P. ("R. Weil") and Appleton Associates
                  L.P. ("Appleton"), both New York Limited Partnerships, and Ralph Weil. R. Weil, Appleton and Mr. Weil affirm that there is no formal arrangement among them or among any of the other persons or entities named in this Amendment Schedule 13D with respect to the Common Stock of the Company.

                           The principal business address for R. Weil, Appleton
                   and Mr. Weil is 2 Crosfield Avenue, West Nyack, New York
                   10994.

                           R. Weil and Appleton are each limited partnerships
                  which invest in securities.

                           Mr. Weil is the general partner of R. Weil and
                  Appleton and makes all investment decisions on behalf of each limited partnership. Mr. Weil is a citizen of the United States of America.

                           None of R. Weil, Appleton or Mr. Weil has, during the
                  last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration.

                           As of the date hereof, R. Weil beneficially owns
                  342,600 shares of Common Stock. During the period from July 12, 1996 to July 31, 1996, R. Weil sold an aggregate of 130,500 shares of Common Stock. The proceeds from such sales became part of the partnership's cash funds.

                                                               Page 6 of 9 Pages


                           As of the date hereof, Appleton beneficially owns
                  153,700 shares of Common Stock. During the period from July 12, 1996 to July 31, 1996, Appleton sold an aggregate of 58,100 shares of Common Stock. The proceeds from such sales became part of the partnership's cash funds.

                           As of the date hereof, Mr. Weil beneficially owns
                  5,000 shares of Common Stock (not including the shares of Common Stock owned by R. Weil and Appleton, or the 17,000 shares of Common Stock beneficially owned by his wife and children, with respect to which he disclaims beneficial ownership). The funds used by Mr. Weil to purchase the shares of Common Stock were his personal funds.

                           As of July 23, 1996, there was a decrease of greater
                   than one percent in the aggregate beneficial ownership of the Common Stock of the Issuer of R. Weil, Appleton and Mr. Weil.

Item 4            Purpose of the Transaction

                           Not Applicable.

Item 5.           Interest in Securities of the Issuer

                           R. Weil owns 342,600 shares of the Common Stock of
                  the Issuer, representing approximately 3.0% of the outstanding shares. Mr. Weil as General Partner of R.
                  Weil has sole voting and investment power with respect to the shares of Common Stock owned by R. Weil. R.
                  Weil may be deemed to share voting and investment power with respect to 175,700 shares owned by Appleton, Mr.
                  Weil and his wife and children, in the aggregate, since
                  Mr. Weil is the General Partner of R. Weil.  However,
                  R. Weil disclaims ownership of such shares of Common
                  Stock.

                            Appleton owns 153,700 shares of the Common Stock of
                  the Issuer, representing approximately 1.4% of the outstanding shares. Mr. Weil as General Partner of Appleton has sole voting and investment power with respect to the shares of Common Stock owned by Appleton. Appleton may be deemed to share voting and investment power with respect to 364,600 shares owned by R. Weil, Mr. Weil and his wife and children, in the aggregate, since Mr. Weil is the General Partner of Appleton. However, Appleton disclaims ownership of such shares of Common Stock.

                                                               Page 7 of 9 Pages

                           Mr. Weil owns 5,000 shares of the Common Stock of the
                  Issuer, representing approximately .04% of the outstanding shares. Mr. Weil has sole voting power with respect to such shares. In addition, Mr. Weil as general partner of R. Weil and Appleton has sole voting power with respect to the 496,300 shares of Common Stock owned by such limited partnerships, in the aggregate, representing approximately 4.4% of the outstanding shares. Mr. Weil's wife owns 8,000 shares of the Common Stock of the Issuer, representing approximately .07% of the outstanding shares and Mr. Weil's children own 9000 shares of the Common Stock of the Issuer, representing approximately .08% of the outstanding shares. Mr. Weil may be deemed to share voting and investment power with respect to such shares as a result of his relationship with his wife and children. However, he disclaims ownership of such shares of Common Stock.

                           R. Weil and Appleton have sold shares of Common Stock
                  of the Issuer, during the period commencing sixty (60) days prior to the date of this Schedule 13D, in open market transactions as follows:

                                                               Page 8 of 9 Pages


                                                              Price
                                                               Per
        Name                     Date         Shares          Share
        ----                     ----         ------          -----

R. Weil & Associates L.P.       7/12/96       37,900           1.00

Appleton Associates L.P.        7/12/96       17,000           1.00

R. Weil & Associates L.P.       7/16/96        1,000           1.00

R. Weil & Associates L.P.       7/17/96       10,400           1.00

Appleton Associates L.P.        7/17/96        4,600           1.00

R. Weil & Associates L.P.       7/19/96       16,000           1.027

Appleton Associates L.P.        7/19/96        7,300           1.027

R. Weil & Associates L.P.       7/22/96        3,700           1.00

Appleton Associates L.P.        7/22/96        1,600           1.00

R. Weil & Associates L.P.       7/23/96       18,800           1.00

Appleton Associates L.P.        7/23/96        8,400           1.00

R. Weil & Associates L.P.       7/24/96       14,000           1.00

Appleton Associates L.P.        7/24/96        6,400           1.00

R. Weil & Associates L.P.       7/25/96       23,000           1.00

Appleton Associates L.P.        7/25/96       10,300           1.00

R. Weil & Associates L.P.       7/31/96        5,700           1.085

Appleton Associates L.P.        7/31/96        2,500           1.085

                           R. Weil, Appleton, and Mr. Wiel ceased to be the
                   collective beneficial owner of more than five percent of the Common Stock of the Issuer on July 24, 1996.


Item 6            Contracts, Arrangements, Understandings
                  or Relationships with Respect to
                  Securities of the Issuer

                           None.

Item 7.           Material to be Filed as Exhibits

                           None.

                                                               Page 9 of 9 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                      R. WEIL & ASSOCIATES L.P.


                                      By: /s/ Ralph Weil
                                         ---------------------------------
                                         Ralph Weil, Gen. Part.


                                      APPLETON ASSOCIATES L.P.


                                      By: /s/ Ralph Weil
                                         ---------------------------------
                                         Ralph Weil, Gen. Part.


                                         /s/ Ralph Weil
                                         ---------------------------------
                                         RALPH WEIL


Dated as of: August 1, 1996

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                 GO VIDEO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   380198101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Ralph Weil, 2 Crosfield Avenue, West Nyack, New York 10994
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 21, 1994
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    R. WEIL & ASSOCIATES, L.P.
    22-2825068
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           404,000 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          204,200 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    404,000 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    204,200 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     404,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APPLETON ASSOCIATES L.P.
         22-2824527
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           182,200 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          426,000 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    182,200 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    426,000 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    182,200 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 380198101                                           PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RALPH WEIL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             591,200 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            17,000 Shares (Disclaimed)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      591,200 Shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      17,000 Shares (Disclaimed)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      591,200 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages
Item 1            Security and Issuer

                           The class of equity securities to which this
                  statement relates is common stock, $.001 par value ("Common Stock) of Go Video, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 14455 North Hayden Road, Suite 219, Scottsdale, Arizona 85260.

Item 2            Identity and Background

                           This Statement on Schedule 13D is filed by R. Weil
                  & Associates L.P. ("R. Weil") and Appleton Associates
                  L.P. ("Appleton"), both New York Limited Partnerships, and Ralph Weil. R. Weil, Appleton and Mr. Weil affirm that there is no formal arrangement among them or among any of the other persons or entities named in this Amendment Schedule 13D with respect to the Common Stock of the Company.

                           The principal business address for R. Weil,
                  Appleton and Mr. Weil is 2 Crosfield Avenue, West Nyack, New York 10994.

                           R. Weil and Appleton are each limited partnerships
                  which invest in securities.

                           Mr. Weil is the general partner of R. Weil and
                  Appleton and makes all investment decisions on behalf of each limited partnership. Mr. Weil is a citizen of the United States of America.

                           None of R. Weil, Appleton or Mr. Weil has, during the
                  last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration.

                           As of the date hereof, R. Weil beneficially owns
                  404,000 shares of Common Stock. During the period from November 24, 1993 to September 21, 1994, R. Weil acquired 404,000 shares of Common Stock for an aggregate consideration of $1,030,255. The funds used by R. Weil to purchase the shares of Common Stock were derived from the investments of R. Weil's limited partners.

                                                               Page 6 of 8 Pages


                           As of the date hereof, Appleton beneficially owns
                  182,200 shares of Common Stock. During the period from November 24, 1993 to September 21, 1994, Appleton acquired 182,200 shares of Common Stock for an aggregate consideration of $454,364. The funds used by Appleton to purchase the shares of Common Stock were derived from the investments of Appleton's limited partners.

                           As of the date hereof, Mr. Weil beneficially owns
                  5,000 shares of Common Stock (not including the shares of Common Stock owned by R. Weil and Appleton, or the 17,000 shares of Common Stock beneficially owned by his wife and children, with respect to which he disclaims beneficial ownership). The funds used by Mr. Weil to purchase the shares of Common Stock were derived from his personal funds.

Item 4            Purpose of the Transaction

                           The shares of Common Stock held by R. Weil, Appleton
                   and Mr. Weil and his wife and children were acquired solely for investment purposes.

                           Additional shares may be acquired and any or all such
                  shares may be disposed of at any time or from time to time, in each case depending on market conditions. None of R. Weil, Appleton or Mr. Weil has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D under the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of the Issuer

                           R. Weil owns 404,000 shares of the Common Stock of
                  the Issuer, representing approximately 3.6% of the outstanding shares. Mr. Weil as General Partner of R.
                  Weil has sole voting and investment power with respect to the shares of Common Stock owned by R. Weil. R.
                  Weil may be deemed to share voting and investment power with respect to 204,200 shares owned by Appleton, Mr.
                  Weil and his wife and children, in the aggregate, since
                  Mr. Weil is the General Partner of R. Weil.  However,
                  R. Weil disclaims ownership of such shares of Common
                  Stock.

                            Appleton owns 182,200 shares of the Common Stock
                  of the Issuer, representing approximately 1.6% of the outstanding shares. Mr. Weil as General Partner of Appleton has sole voting and investment power with respect to the shares of Common Stock owned by Appleton. Appleton may be deemed to share voting and investment power with respect to 426,000 shares owned by R. Weil, Mr. Weil and his wife and children, in the

                                                               Page 7 of 8 Pages


                  aggregate, since Mr. Weil is the General Partner of Appleton. However, Appleton disclaims ownership of such shares of Common Stock.

                           Mr. Weil owns 5,000 shares of the Common Stock of the
                  Issuer, representing approximately .05% of the outstanding shares. Mr. Weil has sole voting power with respect to such shares. In addition, Mr. Weil as general partner of R. Weil and Appleton has sole voting power with respect to the 586,200 shares of Common Stock owned by such limited partnerships, in the aggregate, representing approximately 5.3% of the outstanding shares. Mr. Weil's wife owns 8,000 shares of the Common Stock of the Issuer, representing approximately .07% of the outstanding shares and Mr. Weil's children own 9000 shares of the Common Stock of the Issuer, representing approximately .08% of the outstanding shares. Mr. Weil may be deemed to share voting and investment power with respect to such shares as a result of his relationship with his wife and children. However, he disclaims ownership of such shares of Common Stock.

                           R. Weil and Appleton have purchased shares of Common
                  Stock of the Issuer, during the period commencing sixty (60) days prior to the date hereof, in open market transactions as follows:


                                                               Price
                                                                Per
          Name                   Date         Shares           Share
          ----                   ----         ------           -----
R. Weil & Associates L.P.       7/20/94       18,300           1.719

Appleton Associates L.P.        7/20/94        8,200           1.719

R. Weil & Associates L.P.       9/21/94       31,000           2.00

Appleton Associates L.P.        9/21/94       14,000           2.00


Item 6            Contracts, Arrangements, Understandings
                  or Relationships with Respect to
                  Securities of the Issuer

                           None.

Item 7.           Material to be Filed as Exhibits

                           None.

                                                               Page 8 of 8 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                         R. WEIL & ASSOCIATES L.P.


                                         By: /s/ Ralph Weil
                                             ----------------------------------
                                             Ralph Weil, Gen. Part.


                                         APPLETON ASSOCIATES L.P.


                                         By: /s/ Ralph Weil
                                             ----------------------------------
                                             Ralph Weil, Gen. Part.


                                             /s/ Ralph Weil
                                             ----------------------------------
                                             RALPH WEIL


Dated: September 21, 1994